Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(U.S. dollars in millions, except ratios)
Earnings
Pre-tax income from continuing operations before adjustments for minority interests in consolidated subsidiaries or income or loss from equity investments		824	2,352	3,638	1,250
Fixed charges, as below		559	283	336	340
Interest capitalized, less amortization of capitalized interest		(1)	(2)	(3)	(3)

Total		1,383	2,633	3,971	1,587

Fixed Charges
Interest costs (expensed and capitalized) and amortization of issuance costs relating to long-term debentures		504	242	285	301
Rentals – one-third of rental expenses		55	41	51	39

Total		559	283	336	340

Ratio of Earnings to Fixed Charges		2.5	9.3	11.8	4.7